Exhibit 4.23
DESCRIPTION OF SECURITIES
As of December 31, 2019, Ares Capital Corporation (“Ares Capital,” the “Company,” “we,” “us” or “our”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: (1) our common stock and (2) our 6.875% Notes due 2047.
In this exhibit, references to “Ares Capital,” “we,” “us” and “our” refer only to Ares Capital and not any of its subsidiaries.
Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Annual Report on Form 10-K to which this Description of Securities is attached as an exhibit.

a)	Common Stock, $0.001 par value per share
The statements made under this caption include summaries of certain provisions contained in our Articles of Amendment and Restatement, as amended, (the “charter”) and Third Amended and Restated Bylaws, as amended, (the “bylaws”) each of which is filed as an exhibit to our Annual Report on Form 10-K of which this Exhibit 4.23 is a part. This summary does not purport to be complete and is qualified in its entirety by reference to our charter and bylaws. We encourage you to read our charter, bylaws, and the applicable provisions of the Maryland General Corporation Law.
Our authorized stock consists of 600,000,000 shares of stock, par value $0.001 per share, all of which are currently designated as common stock. Our common stock trades on The NASDAQ Global Select Market under the symbol “ARCC.” There are no outstanding options or warrants to purchase our stock. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally are not personally liable for our indebtedness or obligations.
Under our charter, our board of directors is authorized to classify any unissued shares of stock and reclassify any previously classified but unissued shares of stock into one or more classes or series of stock and authorize the issuance of shares of stock without obtaining stockholder approval. As permitted by the Maryland General Corporation Law, our charter provides that a majority of the entire board of directors, without any action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.
All shares of our common stock have equal rights as to earnings, assets, dividends and voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefor. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract.
In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay off all indebtedness and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time.
Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of our directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors.
Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses
Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final adjudication as being material to the cause of action. Our charter contains such a provision, which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act.

Our charter authorizes us to obligate ourselves, and our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the Investment Company Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in that capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the Investment Company Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
In addition to the indemnification provided for in our bylaws, we have entered into indemnification agreements with each of our current directors and certain of our officers and with members of our investment adviser’s investment committee and we intend to enter into indemnification agreements with each of our future directors, members of our investment committee and certain of our officers. The indemnification agreements attempt to provide these directors, officers and other persons the maximum indemnification permitted under Maryland law and the Investment Company Act. The agreements provide, among other things, for the advancement of expenses and indemnification for liabilities that such person may incur by reason of his or her status as a present or former director or officer or member of our investment adviser’s investment committee in any action or proceeding arising out of the performance of such person’s services as a present or former director or officer or member of our investment adviser’s investment committee.
Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (x) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (y) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
Provisions of the Maryland General Corporation Law and our Charter and Bylaws
The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquiror to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.
Classified Board of Directors
Our board of directors is divided into three classes of directors serving staggered three‑year terms, with the term of office of only one of the three classes expiring each year. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified board of directors helps to ensure the continuity and stability of our management and policies.

Election of Directors
Our bylaws provide that the affirmative vote of the majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to elect each director; provided, that if the number of nominees for director exceeds the number of directors to be elected, directors will be elected by a plurality of votes cast. Pursuant to the charter, our board of directors may amend the bylaws to alter the vote required to elect directors.
Number of Directors; Vacancies; Removal
Our charter provides that the number of directors will be set only by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than four or more than eleven. Our charter sets forth our election, subject to certain requirements, to be subject to the provision of Subtitle 8 of Title 3 of the Maryland General Corporation Law regarding the filling of vacancies on the board of directors. Accordingly, except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the Investment Company Act.
Our charter provides that a director may be removed only for cause, as defined in our charter, and then only by the affirmative vote of stockholders entitled to cast at least two‑thirds of the votes entitled to be cast generally in the election of directors.
Action by Stockholders
Under the Maryland General Corporation Law and our charter, stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous written or electronically transmitted consent instead of a meeting. These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder‑requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.
Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals
Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by or at the direction of the board of directors or (c) by a stockholder who is a stockholder of record at the record date set by our board of directors for the purpose of determining stockholders entitled to vote at the meeting, at the time of giving the advance notice required by the bylaws and at the time of the meeting (and any adjournment or postponement thereof), is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (a) by or at the direction of the board of directors or (b) provided that the special meeting has been called in accordance with the bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record at the time of giving the advance notice required by the bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of the bylaws.
The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders
Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders must be called by the secretary of the corporation to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at such meeting.
Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws
Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two‑thirds of the votes entitled to be cast on the matter. See “Risk Factors—Risks Relating to Our Common Stock and Publicly Traded Notes—Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse effect on the price of our common stock” in our Annual Report Form 10-K for the fiscal year ended December 31, 2019. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. Our charter also provides that certain charter amendments and any proposal for our conversion, whether by merger or otherwise, from a closed‑end company to an open‑end company or any proposal for our liquidation or dissolution requires the approval of the stockholders entitled to cast at least 80 percent of the votes entitled to be cast on such matter. However, if such amendment or proposal is approved by at least two‑thirds of our continuing directors (as defined below) (in addition to approval by our board of directors), such amendment or proposal may be approved by a majority of the votes entitled to be cast on such a matter. The “continuing directors” are defined in our charter as our current directors as well as those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of the continuing directors then on the board of directors.
Our charter and bylaws provide that the board of directors will have the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

No Appraisal Rights
Except with respect to appraisal rights arising in connection with the Control Share Acquisition Act discussed below, as permitted by the Maryland General Corporation Law, our charter provides that stockholders will not be entitled to exercise appraisal rights unless a majority of our board of directors determines that such rights will apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights.
Control Share Acquisitions
The Control Share Acquisition Act provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of at least two‑thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock that, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one‑tenth or more but less than one‑third;

•	one‑third or more but less than a majority; or

•	a majority or more of all voting power.
The requisite stockholder approval must be obtained each time an acquiror crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.
If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the Investment Company Act, which will prohibit any such redemption other than in limited circumstances. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of any meeting of stockholders at which the voting rights of the shares are considered and not approved or, if no such meeting is held, as of the date of the last control share acquisition by the acquiror. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.
The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.
Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of our shares of stock and, as a result, any control shares of the Company will have the same voting rights as all of the other shares of the Company’s common stock. Such provision could be amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Control Share Acquisition Act only if the board of directors determines that it would be in our best interests and we determine (after consultation with the SEC staff) that our being subject to the Control Share Acquisition Act does not conflict with the Investment Company Act.
Business Combinations
Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who, directly or indirectly, beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•
an affiliate or associate of the corporation who, at any time within the two‑year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which such person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.
After the five‑year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•
two‑thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super‑majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.
The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the board of directors, including a majority of the independent directors. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or the board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.
Conflict with the Investment Company Act
Our bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Control Share Acquisition Act (if we amend our bylaws to be subject to such act) and the Business Combination Act, or any provision of our charter or bylaws conflicts with any provision of the Investment Company Act, the applicable provision of the Investment Company Act will control.
Exclusive Forum
Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf, (ii) any Internal Corporate Claim, as such term is defined in Section 1‑101(p) of the MGCL, including, without limitation, (a) any action asserting a claim of breach of any duty owed by any of our directors or officers or other employees to us or to our stockholders or (b) any action asserting a claim against us or any of our directors or officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws, or (iii) any action asserting a claim against us or any of our directors or officers or other employees that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in our shares shall be deemed to have notice of and to have consented and waived any objection to this exclusive forum provision of our bylaws, as the same may be amended from time to time.

b)	6.875% Notes due 2047 (the “2047 Notes”)
The general terms and provisions of our 2047 Notes (as defined below) are summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to the 2047 Notes Indenture and the Form of Global Note for the 2047 Notes, each of which is filed as an exhibit to our Annual Report on Form 10-K to which this Exhibit 4.23 is a part. We encourage you to read the 2047 Notes Indenture and the Form of Global Note for the 2047 Notes for more information.

As part of our acquisition of Allied Capital Corporation (“Allied Capital”) (the “Allied Acquisition”), we assumed $230 million in aggregate principal amount of unsecured notes which bear interest at a rate of 6.875% and mature on April 15, 2047 (the “2047 Notes”). The 2047 Notes were issued under the 2047 Notes Base Indenture (as defined below) and the 2047 Notes Third Supplemental Indenture (as defined below), and we assumed the 2047 Notes under the 2047 Notes Fourth Supplemental Indenture (as defined below).

The 2047 Notes require payment of interest quarterly, and all principal is due upon maturity. The 2047 Notes are redeemable in whole or in part at any time or from time to time at our option, at a par redemption price of $25.00 per security plus accrued and unpaid interest. The 2047 Notes are listed on the New York Stock Exchange under the symbol “AFC.”

As of December 31, 2019, we had $230 million in aggregate principal amount of the 2047 Notes outstanding.

General
The 2047 Notes were issued under (a) a base indenture (the “2047 Notes Base Indenture”) between us (as successor in interest to Allied Capital) and The Bank of New York (“BNY”), as trustee, dated June 16, 2006 and (b) a supplemental indenture, entered into between us (as successor in interest to Allied Capital) and BNY, as trustee, dated March 28, 2007 (the “2047 Notes Third Supplemental Indenture”). We assumed the 2047 Notes as part of our acquisition of Allied Capital under a supplemental indenture entered into between us and BNY, as trustee, dated April 10, 2010 (the “2047 Notes Fourth

Supplemental Indenture,” and together with the 2047 Notes Base Indenture and the 2047 Notes Third Supplemental Indenture, the “2047 Notes Indenture”). The 2047 Notes bear interest at a rate of 6.875% and mature on April 15, 2047. The 2047 Notes require payment of interest quarterly, and all principal is due upon maturity. The 2047 Notes may be redeemed in whole or in part at any time at our option at a redemption price equal to $25 per security plus accrued and unpaid interest.

The following is a summary of other material terms of the 2047 Notes and the 2047 Notes Indenture. The following summary is qualified in its entirety by reference to the 2047 Notes Base Indenture, the 2047 Notes Third Supplemental Indenture and the 2047 Notes Fourth Supplemental Indenture, each of which is attached as an exhibit to the Annual Report on Form 10-K to which this Description of Securities is attached as an exhibit.

Modification and Waiver

Under certain circumstances, we can make changes to the 2047 Notes Indenture and the 2047 Notes. Some types of changes require the approval of each holder of the 2047 Notes affected thereby, some require approval by a majority vote of the holders of the 2047 Notes and some changes do not require any approval at all.

Changes Requiring Each Holder’s Approval

First, there are changes that cannot be made to the 2047 Notes without the specific approval of each holder of 2047 Notes. The following is a list of those types of changes:

•	change the due date of the principal of, or any installment of interest on, the 2047 Notes;

•	reduce the principal amount of, or rate of interest on, the 2047 Notes, including the amount payable upon acceleration of the maturity of the 2047 Notes;

•	change the place or currency of any payment on the 2047 Notes;

•	impair the right to institute suit for enforcement of any payment on or with respect to the 2047 Notes;

•	reduce the percentage of outstanding 2047 Notes that must consent to a modification or amendment of the 2047 Notes Indenture;

•
reduce the percentage of outstanding 2047 Notes that must consent to a waiver of compliance with certain provisions of the 2047 Notes Indenture, including provisions relating to quorum or voting or for waiver of certain defaults;

•	make any change to this list of changes that requires the specific approval of each holder of 2047 Notes.

Changes Requiring Majority Approval

The second type of change to the 2047 Notes Indenture and the 2047 Notes is the kind that requires a vote in favor of such change by holders owning a majority of the principal amount of the 2047 Notes. The changes falling in this category are not expressly stated and include those changes that do not require the specific approval of each holder of the 2047 Notes, as well as changes that do not fall into the category of changes that do not require any approval.

Changes Not Requiring Approval

The third type of change does not require any vote by the holders of the 2047 Notes. These changes include, among others, changes to reflect the succession of another entity to us and the assumption by that entity of our obligations and to clarify ambiguous contract terms and other changes that would not adversely affect holders of the 2047 Notes in any material respect.

2047 Notes will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for holders of such 2047 Notes money for their payment or redemption. Any 2047 Note does not cease to be outstanding because we or an affiliate of us is holding such 2047 Note, but will be deemed not outstanding in determining whether the holders of the requisite amount of the 2047 Notes have acted under the 2047 Notes Indenture.

We will generally be entitled to set any day as a record date for the purpose of determining the holders of the 2047 Notes that are entitled to vote or take other action under the 2047 Notes Indenture. However, the 2047 Notes Indenture does not oblige us to fix any record date at all. If we set a record date for a vote or other action to be taken by holders of the 2047 Notes, that vote or action may be taken only by persons who are holders of the 2047 Notes on the record date, whether or not such persons remain holders after such record date, and must be taken within 180 days following the record date.

Defeasance and Covenant Defeasance

The 2047 Notes are subject to the defeasance and discharge provisions of the 2047 Notes Indenture. If those provisions are made applicable, we may elect either:

•	to defease and be discharged from, subject to some limitations, all of our obligations with respect to the 2047 Notes; or

•	to be released from our obligations to comply with certain covenants relating to the 2047 Notes.

To effect the defeasance or covenant defeasance, we must irrevocably deposit in trust with the trustee an amount in any combination of funds or government obligations, which, through the payment of principal and interest in accordance with their terms, will provide money sufficient to make payments on the 2047 Notes and any mandatory sinking fund or analogous payments on the 2047 Notes.

On such a defeasance, we will not be released from obligations:

•	to indemnify the trustee;

•	to pay additional amounts, if any, upon the occurrence of some events;

•	to register the transfer or exchange of the 2047 Notes;

•	to replace some of the 2047 Notes;

•	to maintain an office or agency relating to the 2047 Notes; or

•	to hold moneys for payment in trust with respect to the 2047 Notes.

To establish such a trust we must, among other things, deliver to the trustee an opinion of counsel to the effect that the holders of the 2047 Notes:

•	will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance; and

•
will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred. In the case of defeasance, the opinion of counsel must be based upon a ruling of the IRS or a change in applicable U.S. federal income tax law occurring after the date of the 2047 Notes Indenture.

If we effect covenant defeasance with respect to any 2047 Notes, the amount on deposit with the trustee will be sufficient to pay amounts due on the 2047 Notes at the time of their stated maturity. However, the 2047 Notes may become due and payable prior to their stated maturity if there is an event of default with respect to a covenant from which we have not been released. If that happens, the amount on deposit may not be sufficient to pay all amounts due on the 2047 Notes at the time of the acceleration.

Optional Redemption + Redemption for Tax Events

Optional Redemption

The 2047 Notes are redeemable in whole or in part at any time or from time to time, at our option, upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of

$25 per security plus accrued and unpaid interest payments otherwise payable for the then-current quarterly interest period accrued to the date fixed for redemption.

Any exercise of our option to redeem the 2047 Notes will be done in compliance with the Investment Company Act and all the rules and regulations promulgated thereunder, to the extent applicable.

Redemption Upon a Tax Event

We may redeem the 2047 Notes in whole, but not in part, upon not less than 30 days nor more than 60 days written notice by mail at a redemption price equal to the principal amount thereof together with accrued interest, if any, to the date fixed for redemption if we determine that:

a)
as a result of a change in or an amendment to the tax laws of the United States or any political subdivision of the United States, or any change in official position regarding application or interpretation of such laws (including a holding by a court of competent jurisdiction in the United States), that is announced or becomes effective on or after March 23, 2007, we have or will become obligated to pay additional amounts with respect to any 2047 Note as described in Section 1.01(e) of the Third Supplemental Indenture, or

b)
On or after March 23, 2007, any action has been taken by a taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, the United States or any political subdivision of the United States, including any of those actions specified above, whether or not such action was taken or decision was rendered with respect to the Company, or any change, amendment, application or interpretation shall be officially proposed, which, in any case in the written opinion of independent legal counsel of recognized standing, will result in a substantial probability that we will become obligation to pay additional amounts with respect to the 2047 Notes, and in either such case we, in our business judgment, determine that such obligations cannot be avoided by the use of reasonable measures available to it.
If we exercise our option to redeem the 2047 Notes, we will deliver to the trustee of the 2047 Notes a certificate signed by an authorized officer stating that we are entitled to redeem the 2047 Notes and, in the case of (b) above, the required written opinion of independent legal counsel.
Any exercise of our option to redeem the 2047 Notes will be done in compliance with the Investment Company Act, and the rules and regulations promulgated thereunder, to the extent applicable.

Ranking Compared to Other Creditors

The 2047 Notes are not secured by any of our property or assets. Accordingly, ownership of the 2047 Notes means such holder is one of our unsecured creditors.

The 2047 Notes rank equally in right of payment with all our other outstanding unsecured indebtedness, and with our future unsecured indebtedness.

Events of Default

The following constitute events of default under the 2047 Notes Indenture:

•	we fail to make any interest payment on the 2047 Notes when it is due, and we do not cure this default within 30 days;

•	we fail to make any payment of principal when it is due at the maturity of the 2047 Notes;

•	we fail to deposit a sinking fund payment with respect to the 2047 Notes when due, and we do not cure this default within 5 days;

•
we fail to comply with the 2047 Notes Indenture, and after we have been notified of the default by the trustee or holders of 25% in principal amount of the 2047 Notes, we do not cure the default within 60 days;

•	we file for bankruptcy, or other events in bankruptcy, insolvency or reorganization occur and remain undischarged or unstayed for a period of 60 days;

•	on the last business day of each of twenty-four consecutive calendar months, we have an asset coverage of less than 100 per centum, or

•	any other event of default described as being applicable to the 2047 Notes.

Remedies if an Event of Default Occurs

Holders of the 2047 Notes will have the following remedies if an event of default occurs:

(a) Acceleration

 If an event of default with respect to the 2047 Notes other than an event of default with respect to the 2047 Notes relating to events in bankruptcy, insolvency or reorganization has occurred and has not been cured or waived, then the trustee of the 2047 Notes or the holders of not less than 66 2/3% in principal amount of the 2047 Notes may declare the entire principal amount of and any and all accrued and unpaid interest on all the 2047 Notes to be due and immediately payable. An acceleration of maturity may be cancelled by the holders of at least a majority in principal amount of the 2047 Notes, if all events of default with respect to the 2047 Notes have been cured or waived and certain other conditions are satisfied.

If an event of default with respect to the 2047 Notes relating to events in bankruptcy, insolvency or reorganization has occurred, all unpaid principal and accrued and unpaid interest, and liquidated damages, if any, become immediately due and payable without any declaration or other act of the trustee of the 2047 Notes or any holder.

(b) Special Duties of Trustee

If an event of default occurs, the trustee of the 2047 Notes will have some special duties. In that situation, the trustee of the 2047 Notes will be obligated to use those rights and powers under the 2047 Notes Indenture granted to it, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs.

(c) Majority Holders May Direct the trustee of the 2047 Notes to Take Actions to Protect Their Interests

The trustee of the 2047 Notes is not required to take any action under the 2047 Notes Indenture at the request of any holders unless the holders offer the trustee of the 2047 Notes reasonable protection from expenses and liability. This is called an “indemnity.” If the trustee of the 2047 Notes is provided with an indemnity reasonably satisfactory to it, the holders of a majority in principal amount of the 2047 Notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee of the 2047 Notes. These majority holders may also direct the trustee of the 2047 Notes in performing any other action under the 2047 Notes Indenture.

(d) Individual Actions Holders May Take if the Trustee of the 2047 Notes Fails to Act

Before holders of the 2047 Notes bypass the trustee of the 2047 Notes and bring their own lawsuit or other formal legal action or take other steps to enforce their rights or protect their interests relating to the 2047 Notes, the following must occur:

•	such holders must give the trustee of the 2047 Notes written notice that an event of default has occurred and remains uncured;

•
holders of 25% in principal amount of the 2047 Notes must make a written request that the trustee of the 2047 Notes take action because of the default, and must offer reasonable indemnity to the trustee of the 2047 Notes against the costs, expenses and other liabilities of taking that action;

•	The trustee of the 2047 Notes must not have taken action for 60 days after receipt of the above notice and offer of indemnity; and

•	during the 60-day period, the holders of a majority in principal amount of the 2047 Notes do not give the trustee of the 2047 Notes a direction inconsistent with the request.

However, holders of the 2047 Notes are entitled at any time to bring an individual lawsuit for the payment of the money due on the 2047 Notes on or after its due date.

Waiver of Default

The holders of a majority in principal amount of the 2047 Notes may waive a default for all of the 2047 Notes. If this happens, the default will be treated as if it has not occurred. No one can waive a payment default on any 2047 Notes, however, without the approval of the specific holder of such 2047 Notes.

We Will Give the Trustee of the 2047 Notes Information About Defaults Periodically

At the end of each fiscal year we will give to the trustee of the 2047 Notes a written statement of one of our officers certifying that to the best of his or her knowledge we are in compliance with the 2047 Notes Indenture and the 2047 Notes, or else specifying any default. The trustee of the 2047 Notes may withhold from holders of the 2047 Notes notice of any uncured default, except for payment defaults, if it determines that withholding notice is in the best interest of such holders.

Certain Covenants

The 2047 Notes Indenture contains certain covenants, including a covenant that requires us to:

•
not violate Section 18(a)(1)(A) as modified by Section 61(a)(1) of the Investment Company Act, whether or not we are subject to those sections or any successor provisions thereto of the Investment Company Act.

•
If, at any time, we are not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act to file any periodic reports with the SEC, we agree to furnish to the holders of the 2047 Notes and the trustee of the 2047 Notes, for the period of time during which the 2047 Notes are outstanding, (1) within 90 days after the end of our fiscal year, our audited annual consolidated financial statements, and (2) within 45 days after the end of our fiscal quarter, our unaudited interim consolidated financial statements. All such financial statements shall be prepared, in all material respects, in accordance with GAAP.

•	duly and punctually pay the principal of and any premium and interest on the 2047 Notes in accordance with the terms of the 2047 Notes and the 2047 Notes Indenture;

•
maintain an office or agency where the 2047 Notes may be presented or surrendered for payment, registration of transfer or exchange, and where notices and demands to or upon us regarding the 2047 Notes and the 2047 Notes Indenture may be served. We will give prompt written notice to the trustee of the location, and any change in the location, of such office or agency;

•
if we act as our own paying agent at any time, segregate and hold in trust, for the benefit of the holders of the 2047 Notes, an amount of money, in the currency in which the 2047 Notes are payable, sufficient to pay the principal and any premium or interest due on the 2047 Notes on or before the due date for such payment;

•
do all things necessary to preserve and keep in full force and effect our existence, rights (charter and statutory) and franchises, unless failure to do so would not disadvantage the holders of the 2047 Notes in any material respect;

•
deliver an officers’ certificate to the trustee of the 2047 Notes, within 120 calendar days after the end of each fiscal year, stating whether or not, to the best knowledge of the persons signing the officers’ certificate, we are in default in the performance and observance of any of the terms, provisions and conditions of the 2047 Notes Indenture and, if we are, specifying all such defaults and the nature and status thereof of which we may have knowledge;

•	maintain, preserve and keep our material properties that are used in the conduct of our business in good repair, condition and working order, ordinary wear and tear excepted; and

•
pay or discharge when due all taxes, assessments and governmental charges levied or imposed upon us or our income, profits or property, as well as all lawful claims for labor, materials and supplies that, if unpaid, might by law become a lien upon our property, except those contested in good faith or that would not have a material adverse effect on us.

The Trustee under the Indenture
BNY serves as the trustee under the 2047 Notes Indenture. BNY is a lender under our Revolving Credit Facility.